VIA FACSIMILE (202-772-9210)

AND EDGAR SUBMISSION

October 28, 2009

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:

DigitalTown, Inc.

Form 10-K for the Fiscal Year Ended February 29, 2008

Filed May 27, 2008

Form 10-Q for the Quarterly Period Ended May 31, 2009

Filed July 15, 2009

File no. 0-27225

Dear Ms. Collins:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the staff dated October 6, 2009 (the “Comment Letter”) regarding DigitalTown, Inc’s response letter dated September 17, 2009 in connection with the above referenced filings.

Form 10-K for the Fiscal Year Ended February 29, 2008

1.

We refer to your response to prior comment 3 and note that at the time of your response you were evaluating whether an amended Form 2-E should be filed for sales of your common stock for approximately $3.6 million.  Please tell us the results of your evaluation.  To the extent that you have determined that an amended Form 2-E does not need to be filed, please provide us with your analysis in this regard.

Response:

The Company will file an amended Form 2-E to properly reflect the sales of our common stock.

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

Form 10-Q for the Quarterly Period Ended May 31, 2009

Note 3. Intangible Assets

2.

We note your response to our prior comment 4 where you indicate that $577,324 of annual registration fees were capitalized during the website development stage and are included in the $815,086 domain name balance at May 31, 2009.  Please provide a breakdown of the remaining $237,762 of costs included in your domain name intangible assets.

Response:

The remaining $237,762 of costs pertains to the initial purchase of our 29,739 domain names.  Since the Company controls nearly all of the high school domain names in the U.S. and there is an insignificant investment on an individual basis, they value the group as a whole and not on an individual basis.  Therefore, we cannot provide a breakdown of our domain names and the values assigned to each.

3.

Your response indicates that prior to fiscal 2010, when the Company was in the development stage of its website, you capitalized the cost to “obtain and register” your domain names pursuant to the guidance in FASB Accounting Standards Codification 350-50-55-3 and 350-50-25-7.  However, we note that subsequent to acquiring these intangible assets, you also capitalized the fees paid to renew and retain the domain names.  Considering renewal fees are only for a one year period, it is unclear why you capitalized such costs as an indefinite lived intangible.  In this regard, we refer you to exhibit 00-2A of EITF 00-2 and its reference to paragraph 24 of APB 17 (as well as Codification 350-30-25-3), which indicates that costs of internally maintaining intangible assets that are inherent in a continuing business and related to an entity as a whole, shall be recognized as an expense when incurred.  Please revise your financial statements accordingly or explain further the basis for your accounting and the specific GAAP guidance you relied upon.

Response:

During the Website Application and Infrastructure Development Stage, the Company relied on Codification 350-50-25-7, which states “Costs to obtain and register an internet domain shall be capitalized under Section 350-30-25”.  The Company interprets “obtain and register” to pertain to both the initial purchase and annual registration of the domain names during the Development Stage as stated in 350-50-55-3 and therefore has capitalized both costs during this stage.  When the Company entered the Operating Stage in the second quarter of Fiscal 2010, it began expensing the annual registrations per Codification 350-30-25-3.

Ms. Kathleen Collins

Accounting Branch Manager

United States Securities and Exchange Commission

The Company believes our accounting is correct and appropriate as originally filed.

Summary:

The Company’s management acknowledges the following:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (952)-890-2362 if you require additional information or have any questions.

Sincerely,

/s/ Richard A. Pomije

Richard A. Pomije

Chairman and CEO

Principal Executive Officer

cc: James Parsons: Parsons/Burnett/Bjordahl, LLP